# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Greenfire Resources Ltd., CIK 0001966287
CUSIP: 39525U107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Suite 800, 350 - 7th Avenue SW, CALGARY, Alberta Canada (A0), T2P 3N9
Date of event which requires filing of this statement: 11/08/2026
Amends the filing with accession number 0001104659-24-118857
Filed by CIK 0001999193
Persons authorized to receive notices and communications: Adam Waterous, 301 8th Avenue SW, Suite 600, Calgary, Alberta Canada (A0), T2P 1C5, (403) 930-6048; Christopher M. Barlow, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001, (212) 735-3972

## Reporting persons
- Waterous Energy Fund Management Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- Waterous Energy Fund III (Canadian) LP: type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- Waterous Energy Fund III (US) LP (CIK 0001999193): type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- Waterous Energy Fund III (International) LP: type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- Waterous Energy Fund III (Canadian FI) LP: type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- Waterous Energy Fund III (International FI) LP (CIK 0001999190): type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- WEF III GP (Canadian) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- WEF III GP (US) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- WEF III GP (International) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- WEF III GP (Canadian FI) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- WEF III GP (International FI) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.
- Adam Waterous: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 177,007,356; sole dispositive power 0; shared dispositive power 177,007,356; aggregate amount beneficially owned 177,007,356 (72.45% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 173,111,818 Common Shares and 2,654,179 common share purchase warrants entitling the holder to acquire 3,895,538 Common Shares.
  In reference to row 13, the percentage calculation is based on an aggregate of 240,416,199 Common Shares outstanding as of November 8, 2026, as set forth in the Arrangement Agreement (as defined in Item 4), plus 3,895,538 Common Shares issuable upon exercise of the common share purchase warrants held by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Greenfire Resources Ltd.
Address of issuer's principal executive offices: Suite 800, 350 - 7th Avenue SW, CALGARY, Alberta Canada (A0), T2P 3N9
Comment: The following constitutes Amendment No. 5 ("Amendment No. 5") to the initial statement on Schedule 13D, filed on November 14, 2024, as amended by Amendment No. 1 to the Schedule 13D filed on November 21, 2024, by Amendment No. 2 to the Schedule 13D filed on December 27, 2024, by Amendment No. 3 to the Schedule 13D filed on November 12, 2025, and by Amendment No. 4 to the Schedule 13D filed on November 18, 2025 (as so amended, the "Schedule 13D"). This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein. Except as specifically amended by this Amendment No. 5, the Schedule 13D is unchanged. Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

On December 17, 2025, the Issuer completed a C$300 million offering of rights to its shareholders to purchase Common Shares (the "December 2025 Rights Offering"), pursuant to which each right entitled the holder to acquire 0.7849 of a Common Share at a subscription price of C$5.44 or US$3.85 per Common Share. The Reporting Persons acquired an aggregate of 40,387,828 Common Shares in the December 2025 Rights Offering for aggregate consideration of approximately C$219,709,784, which was funded with capital contributions from the limited partners of the applicable Reporting Persons. The December 2025 Rights Offering was fully subscribed and, accordingly, no Common Shares were acquired by the Reporting Persons pursuant to the 2025 Standby Agreement (as defined in Item 6).

On September 16, 2026, the Issuer completed a C$775 million offering of rights to its shareholders to purchase Common Shares (the "September 2026 Rights Offering"), pursuant to which each right entitled the holder to acquire 0.9167 of a Common Share at a subscription price of C$6.74 or US$4.81 per Common Share. The Reporting Persons acquired an aggregate of 82,794,178 Common Shares in the September 2026 Rights Offering upon the exercise of rights for aggregate consideration of approximately C$558,032,760, which was funded with capital contributions from the limited partners of the applicable Reporting Persons. The September 2026 Rights Offering was fully subscribed and, accordingly, no Common Shares were acquired by the Reporting Persons or WEF III (Annex) LP pursuant to the 2026 Standby Agreement (as defined in Item 6).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

On November 8, 2026, the Issuer and Strathcona Resources Ltd. ("Strathcona"), each an Alberta corporation majority owned and controlled by funds managed by Waterous Energy Fund Management Corp. ("WEF Management"), entered into an arrangement agreement (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement and the plan of arrangement attached as Schedule A thereto (the "Plan of Arrangement"), among other things, Strathcona will acquire all of the Common Shares by way of an arrangement under Section 193 of the Business Corporations Act (Alberta) (the "ABCA"), the Issuer will become a wholly-owned subsidiary of Strathcona and will then be amalgamated into Strathcona, continuing as "Strathcona Resources Ltd." (the "Arrangement"). Under the Arrangement, each shareholder of the Issuer (other than dissenting shareholders of the Issuer) will be entitled to receive, at its election, for each Common Share held, either (i) C$11.00 in cash (the "Cash Consideration"), or (ii) 0.25 of a common share of Strathcona, as set forth in the Plan of Arrangement (the "Share Consideration"). Separately, each shareholder of the Issuer who validly elects to receive Share Consideration prior to the deadline to make the election, will be entitled to receive a dividend of an amount per share equal to the aggregate amount per Strathcona common share of all regular quarterly dividends, if any, declared by Strathcona with a record date after November 8, 2026 and prior to the Effective Time (as defined below). Shareholders of the Issuer who do not make a valid election prior to the deadline will be deemed to have elected to receive the Cash Consideration.

In connection with the Arrangement, it is expected that (i) the Common Shares will be delisted from the Toronto Stock Exchange and the New York Stock Exchange on the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement (the "Effective Time"), or as soon as reasonably practicable thereafter; (ii) the Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (iii) the Issuer will cease to be a reporting issuer under any applicable U.S. and Canadian securities laws, in each case as promptly as practicable following the Effective Time. Strathcona will continue as a reporting issuer under the applicable Canadian securities laws.

Because the Issuer is a U.S. registrant and the Reporting Persons control both the Issuer and Strathcona, the Arrangement is a "going private" transaction under Rule 13e-3 under the Exchange Act. Accordingly, the Issuer, Strathcona and the Reporting Persons will file a transaction statement on Schedule 13E-3 with the Securities and Exchange Commission.

On November 8, 2026, WEF Management, as manager of, and for and on behalf of, certain funds managed by it (including the Reporting Persons), entered into a lock-up agreement (the "Lock-up Agreement") with Strathcona and Issuer, pursuant to which WEF Management agreed, among other things and subject to the terms and conditions thereof, to vote, or cause to be voted, (i) the Common Shares held by the applicable funds in favor of the special resolution approving the Arrangement to be considered at the Issuer's special meeting of shareholders, expected to be held on January 12, 2027 at 9:30 a.m. (Calgary time) and (ii) the common shares of Strathcona held by the applicable funds in favor of the special resolution approving the Arrangement to be considered at Strathcona's special meeting of shareholders, expected to be held on January 12, 2027 at 9:00 a.m. (Calgary time). Under the Lock-up Agreement, WEF Management also agreed, among other things, to cause the applicable funds to elect to receive the Share Consideration for all of their Common Shares, not to sell, transfer or pledge their Common Shares or common share purchase warrants, not to exercise dissent rights, to vote against any matter that could reasonably be expected to delay, prevent or frustrate the Arrangement, and to join as filing persons on the Schedule 13E-3. WEF Management also waived the subscription rights under Article 4 of the investment rights agreement dated October 3, 2023, among Strathcona, WEF Management and certain of its funds in respect of the Strathcona shares to be issued pursuant to the Arrangement.

On November 8, 2026, Adam Waterous, together with certain other directors and officers of Strathcona, entered into a lock-up agreement (the "D&O Lock-up Agreement") with the Issuer, pursuant to which each such person agreed, among other things and subject to the terms and conditions thereof, to vote, or cause to be voted, the common shares of Strathcona held by such person in favor of the special resolution approving the Arrangement to be considered at Strathcona's special meeting of shareholders, expected to be held on January 12, 2027 at 9:00 a.m. (Calgary time). Under the D&O Lock-up Agreement, each such person also agreed, among other things, not to sell, transfer or pledge his or her common shares of Strathcona, not to exercise dissent rights, not to take any action that may adversely affect the success of the Arrangement, and to join as a filing person on the Schedule 13E-3. Each such person entered into the D&O Lock-up Agreement solely in his or her capacity as a securityholder of Strathcona and not in his or her capacity as a director or officer of Strathcona.

The foregoing descriptions of the Arrangement Agreement, Plan of Arrangement, Lock-up Agreement and D&O Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the text of the Arrangement Agreement, Plan of Arrangement, Lock-up Agreement and D&O Lock-up Agreement, which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

The aggregate number and percentage of the Common Shares beneficially owned by each of the Reporting Persons are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on rows 7 through 10 of the cover pages of this Schedule 13D and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the acquisition of 82,794,178 Common Shares in the September 2026 Rights Offering described in Item 3 and as otherwise set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer's securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

On November 5, 2025, the Issuer entered into a standby purchase agreement (the "2025 Standby Agreement") with Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP, each by its general partner, and WEF Management, as manager for and on behalf of such funds, in connection with the December 2025 Rights Offering. Pursuant to the 2025 Standby Agreement, such funds agreed to exercise their basic subscription privileges in full and, subject to the terms and conditions thereof, to purchase, on a proportionate basis relative to their respective ownership of Common Shares, all Common Shares not otherwise subscribed for under the December 2025 Rights Offering at the subscription price. No standby fee or other compensation was payable to the Reporting Persons under the 2025 Standby Agreement. The December 2025 Rights Offering was fully subscribed, no Common Shares were purchased under the 2025 Standby Agreement, and the 2025 Standby Agreement terminated upon the closing of the December 2025 Rights Offering.

On August 7, 2026, the Issuer entered into a standby purchase agreement (the "2026 Standby Agreement") with Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP, Waterous Energy Fund III (International FI) LP and WEF III (Annex) LP, each by its general partner, and WEF Management, as manager for and on behalf of such funds, in connection with the September 2026 Rights Offering. Pursuant to the 2026 Standby Agreement, such funds agreed to exercise their basic subscription privileges in full, as applicable, and, subject to the terms and conditions thereof, to purchase at the subscription price all Common Shares not otherwise subscribed for under the September 2026 Rights Offering, allocated on a pro rata basis and subject to a maximum commitment for each fund (inclusive of amounts paid under the basic and additional subscription privileges) of up to C$62,623,519.92 for Waterous Energy Fund III (Canadian) LP, C$11,716,193.25 for Waterous Energy Fund III (US) LP, C$61,123,744.53 for Waterous Energy Fund III (International) LP, C$28,156,215.93 for Waterous Energy Fund III (Canadian FI) LP, C$394,380,326.37 for Waterous Energy Fund III (International FI) LP and C$217,000,000 for WEF III (Annex) LP. No standby fee or other compensation was payable under the 2026 Standby Agreement. The September 2026 Rights Offering was fully subscribed, no Common Shares were purchased under the 2026 Standby Agreement, and the 2026 Standby Agreement terminated upon the closing of the September 2026 Rights Offering.

The foregoing descriptions of the 2025 Standby Agreement and the 2026 Standby Agreement do not purport to be complete and are qualified in their entirety by reference to the text of the 2025 Standby Agreement and 2026 Standby Agreement, which are incorporated by reference as Exhibits 99.4 and 99.5 to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Arrangement Agreement, dated November 8, 2026 (including the Plan of Arrangement attached as Schedule A thereto)
Exhibit 99.2 - Lock-up Agreement, dated November 8, 2026
Exhibit 99.3 - D&O Lock-up Agreement, dated November 8, 2026
Exhibit 99.4 - Standby Purchase Agreement, dated November 5, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form F-10 filed with the Securities and Exchange Commission on November 6, 2025)
Exhibit 99.5 - Standby Purchase Agreement, dated August 7, 2026 (incorporated by reference to Exhibit 4.10 to Amendment No. 2 to the Issuer's Registration Statement on Form F-10 filed with the Securities and Exchange Commission on August 7, 2026)

## Signatures
- Waterous Energy Fund Management Corp.: /s/ Adam Waterous, Adam Waterous, President (11/10/2026)
- Waterous Energy Fund III (Canadian) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (Canadian) Corp. (11/10/2026)
- Waterous Energy Fund III (US) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (US) Corp. (11/10/2026)
- Waterous Energy Fund III (International) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (International) Corp. (11/10/2026)
- Waterous Energy Fund III (Canadian FI) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (Canadian FI) Corp. (11/10/2026)
- Waterous Energy Fund III (International FI) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (International FI) Corp. (11/10/2026)
- WEF III GP (Canadian) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/10/2026)
- WEF III GP (US) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/10/2026)
- WEF III GP (International) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/10/2026)
- WEF III GP (Canadian FI) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/10/2026)
- WEF III GP (International FI) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/10/2026)
- Adam Waterous: /s/ Adam Waterous, Adam Waterous (11/10/2026)